11016352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 52806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bradesco Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 PARK AVENUE - 32nd FLOOR
(No. and Street)

NEW YORK, (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK, (City) N.Y. (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10

OATH OR AFFIRMATION

I, ISABELA MARTA BEHAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRADESCO SECURITIES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed before me and personally known on this 22nd day of February 2011

RAFAELLA ANGEROSI
Notary Public - State of New York
No. 01AN6180012
Qualified in New York County
My Commission Expires January 7, 2012

Notary Public

Signature

Manager and Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bradesco Securities, Inc.

(A wholly owned subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2010

Bradesco Securities, Inc.
(A wholly owned subsidiary of Banco Bradesco S.A.)
Index
December 31, 2010

Page(s)

pwc

Report of Independent Auditors

To the Board of Directors of Bradesco Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Bradesco Securities, Inc. (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2011

Bradesco Securities, Inc.
(A wholly owned subsidiary of Banco Bradesco S.A.)
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 6,074,346
Receivables from clearing organization	3,755,115
Securities owned, at market value	12,155,612
Equipment and leasehold improvements net of accumulated depreciation of $116,081	686,262
Receivables from affiliates	4,468,620
Other assets	287,274
Total assets	$ 27,427,229
Liabilities and Stockholder's Equity	
Liabilities	
Deferred tax liability	$ 725,059
Accounts payable, accrued expenses, and other liabilities	3,011,423
Total liabilities	3,736,482
Commitments and contingent liabilities (note 7)	
Stockholder's equity	
Common stock, $1 par value. Authorized, issued and outstanding 11,000 shares	11,000
Additional paid-in capital	21,989,000
Accumulated earnings	1,690,747
Total stockholder's equity	23,690,747
Total liabilities and stockholder's equity	$ 27,427,229

The accompanying notes are an integral part of this financial statement.

1. Description of Business

Bradesco Securities, Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A. (the Bank), is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a non-clearing member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). During the normal course of business, the Bank, together with affiliated companies, provide and account for a significant portion of the Company's business activities. The Company assists in the marketing of IPO securities on behalf of the Bank and distributes the Bank's research outside Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing institutional clients to Bradesco S.A. Corretora (Corretora). The Company's business consists of performing certain execution services for institutional clients in transactions in the U.S. capital markets. Securities transactions are made on a DVP/RVP (delivery versus payment basis/receipt versus payment) basis. The Company also functions in the capacity of a placement agent in private offerings.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company, and may not necessarily be indicative of the financial condition that would have existed if the Company had operated as an unaffiliated company (see Note 3).

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments held in the ordinary course of business, with original maturities of less than ninety days that include cash and deposits held with affiliates and other financial institutions.

Clearing Arrangements

The Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis as outlined in the clearing agreement between the Company and its correspondent clearing broker.

Securities and Securities Transactions

Investment securities owned, representing U.S. dollar denominated Euro Bonds ("Euro Bonds"), are stated at market value based on dealer quotes.

Receivables from the Company's clearing broker include certain deposits and amounts receivable from the clearing organization relating to commissions. These receivables are recorded in the Statement of Financial Condition.

Income Taxes
Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities and are attributable to these deferrals. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company has adopted the guidance on accounting for uncertainty in income taxes. This guidance requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. As the Company has determined that they have no current uncertain tax positions as December 31, 2010 and is in the early stages of a taxing authority examination, there is no effect on the Company's financial condition.

Equipment and Leasehold Improvements
Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Equipment is depreciated using the straight-line method, based on the estimated useful lives. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the terms of the respective lease.

Fair Value of Financial Instruments
Fair value measurements are used to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities owned and securities sold, but not yet purchased are recorded at fair value on a recurring basis.

GAAP outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities ("level 1" measurements) and the lowest priority to unobservable inputs ("level 3" measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the calculation date for identical, unrestricted assets or liabilities;

- Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

3. Transactions with Related Parties

During the normal course of business, the Bank, together with affiliated companies, provide and account for a significant portion of the Company's business activities. The Company assists in the marketing of IPO securities on behalf of the Bank and distributes the Bank's research outside Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing institutional clients to Corretora.

At December 31, 2010, cash and cash equivalents included in the Statement of Financial Condition includes deposits and operating accounts with the Branch which amounted to $1,610,063.

4. Securities Owned

As of December 31, 2010, the Company has an investment in Euro Bonds of $12,155,612 stated at market value, with maturities from July 2, 2013 to January 11, 2016. These investments are held by the custodian Banco Bradesco Grand Cayman. At December 31, 2010, $5,104,102 of these securities are invested in Euro Bonds issued by Petroleo Brasileiro S/A – PETROBRAS, and $7,051,510 issued by Vale Overseas Limited – VALEBZ.

The fair values of the Euro Bonds are considered to be Level 2 on the fair value hierarchy, which is based on quoted prices. The Company's management continuously reviews the instruments in order to determine the fair value level that should be applied to those investments.

The Company did not have any assets that would be reported in Level 3 at December 31, 2010.

5. Equipment and Leasehold Improvements

The Company's equipment and leasehold improvements, at December 31, 2010, are summarized as follows:

Equipment	$ 797,443
Leasehold improvements	4,900
	802,343
Less: Accumulated depreciation and amortization	(116,081)
	$ 686,262

6. Income Tax

The components of the deferred tax assets and liabilities at December 31, 2010 are summarized as follows:

Deferred tax assets		
Capital loss carryovers	$	671,672
Less: Valuation allowance on capital loss carryovers		(671,672)
Total deferred tax assets, net of valuation allowance	$	-
Deferred tax liabilities		
Unrealized gain on securities owned	$	(474,018)
Depreciation		(251,041)
Total deferred tax liabilities		(725,059)
Net deferred tax liabilities	$	(725,059)

At December 31, 2010, the Company had capital loss carryovers of $1,488,528 related to losses on principal transactions. The Company recorded a related deferred income tax asset of $671,672 and an offsetting valuation allowance. These carryovers are subject to annual limitations on utilization and they will begin to expire in 2012. The Company believes that these losses are likely to expire unutilized given the fact that such losses can only be utilized against capital gains. The Company does not currently intend to dispose of any assets that have unrealized capital gains.

The Company has not recognized any uncertain tax positions as of December 31, 2010.

7. Commitments, Contingent Liability and Risks

Credit risk is the amount of loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by clearing brokers pursuant to clearing agreements. The clearing brokers, as well as the Company, review the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is difference from the contractual amount of the transaction.

The Company is not involved in any material litigation, nor is any material litigation threatened against the Company.

8. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2010 that would require recognition or disclosure in this Statement of Financial Condition through February 24, 2011 which is the date of issuance.

MIX
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